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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$(108,591)	$(11,858)	$251,838	$22,334	$(2,606)
Add: Fixed charges	53,445	64,766	42,057	30,926	25,452

Total Earnings Available for Fixed Charges	$(55,146)	$52,908	$293,895	$53,260	$22,845

Fixed Charges:
Interest expense	$53,127	$64,458	$41,875	$30,774	$25,292
Rental expense attributable to interest	318	308	182	151	160

Total Fixed Charges	$53,445	$64,766	$42,057	$30,926	$25,452

Ratio of Earnings to Fixed Charges	—(1)	—(2)	7.0	1.7	—(3)

Preferred Stock Dividend Requirements	1,627	—	—	—	—
Total Fixed Charges Plus Preferred Stock Dividends	55,072	64,766	42,057	30,926	25,452

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—(1)	—(2)	7.0	1.7	—(3)

(1)
Earnings for the year ended December 31, 2016 were insufficient to cover fixed charges by approximately $108.6 million, and insufficient to cover fixed charges plus preferred stock dividends by approximately $110.2 million.

(2)
Earnings for the year ended December 31, 2015 were insufficient to cover fixed charges by approximately $11.9 million.

(3)
Earnings for the year ended December 31, 2012 were insufficient to cover fixed charges by approximately $2.6 million.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS